UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

WINMARK CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
974250 10 2
(CUSIP Number)
November 27, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover pages shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This filing reflects the reporting person’s passive investor status and converts his filing from prior Schedule 13D (and amendments) filings to this Schedule 13G filing.

CUSIP NO. 974250 10 2
1.	Names of Reporting Persons. Sheldon T. Fleck I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Bene- ficially Owned by Each Reporting Person With	5. Sole Voting Power 527,596 (includes 175,000 warrants to purchase shares of common stock)
6. Shared Voting Power 0
7 Sole Dispositive Power 527,596 (includes 175,000 warrants to purchase shares of common stock)
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 527,596 (includes 175,000 warrants to purchase shares of common stock)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 974250 10 2

Item 1.
(a) Name of Issuer Winmark Corporation
(b) Address of Issuer’s Principal Executive Offices 4200 Dahlberg Drive, Suite 100, Golden Valley, Minnesota, 55422-4837
Item 2.
(a) Name of Person Filing Sheldon T. Fleck
(b) Address of Principal Business Office or, if none, Residence 5850 Opus Parkway, Suite 150, Minnetonka, Minnesota, 55343
(c) Citizenship U.S.A.
(d) Title of Class of Securities Common Stock, no par value
(e) Cusip Number 974250 10 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), which whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded front the definition of an investment company under section 3©(14) of the Investment Company Act of 1940 (15. U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 527,596 (includes 175,000 warrants to purchase shares of common stock)
(b) Percent of class: 9.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 527,596 (includes 175,000 warrants to purchase shares of common stock)
(ii) Shared power to vote or to direct the vote 0
(iii) sole power to dispose or to direct the disposition of 527,596 (includes 175,000 warrants to purchase shares of common stock)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2007

/s/ Sheldon T. Fleck
Signature

Sheldon T. Fleck
Name/Title